LQR House Inc.

6800 Indian Creek Dr. Suite 1E

Miami Beach, FL 33141

January 10, 2025

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	LQR House Inc.
Registration Statement on Form S-3
File No. 333-284138

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, LQR House Inc. (the “Company”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement, so that such Registration Statement will become effective as of 4:00 p.m. Eastern time, Tuesday, January 14, 2025 or as soon as practicable thereafter.

Very truly yours,

LQR HOUSE INC.

By:	/s/ Sean Dollinger
Sean Dollinger
Chief Executive Officer